?240.13d-102   Schedule 13G?
Information to be included in statements filed pursuant to
?240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to ?240.13d-2. Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
GRAF INDUSTRIAL CORP
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
384278206
(CUSIP Number)
DECEMBER 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the
rule pursuant to which this Schedule is filed:
[ X ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with
respect to the subject class of securities, and for
any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover
page shall not be deemed to be ?filed? for the
purpose of Section 18 of the Securities Exchange Act of
1934 (?Act?) or otherwise subject to the liabilities of
that section of the Act but shall be subject to all
other provisions of the Act (however, see the Notes).
CUSIP No. 384278206
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization:
7 AIR STREET,
LONDON W1B 5AD,
UK
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power
2,173,136
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person
2,173,136
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)
8.91%
(12) Type of reporting person (see instructions)
IA
Page 1_ of _ Pages
Instructions for Cover Page:
(1) Names of Reporting Persons?Furnish the full legal
name of each person for whom the report is filed?
i.e., each person required to sign the schedule itself?
including each member of a group. Do not include the
name of a person required to be identified in the report
but who is not a reporting person.
(2) If any of the shares beneficially owned by a reporting
person are held as a member of a group and that
membership is expressly affirmed, please check row 2(a).
If the reporting person disclaims membership in a
group or describes a relationship with other person but
does not affirm the existence of a group, please
check row 2(b) [unless it is a joint filing pursuant to
Rule 13d-1(k)(1) in which case it may not be necessary to
check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization?Furnish citizenship if the named reporting person is a natural
person. Otherwise, furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By Each
Reporting Person, etc.?Rows (5) through (9)
inclusive, and (11) are to be completed in accordance with
the provisions of Item 4 of Schedule 13G. All
percentages are to be rounded off to the nearest tenth
(one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
owned in row (9) does not include shares as to
which beneficial ownership is disclaimed pursuant to Rule
13d-4 [17 CFR 240.13d-4] under the Securities
Exchange Act of 1934.
(12) Type of Reporting Person?Please classify each
?reporting person? according to the following
breakdown (see Item 3 of Schedule 13G) and place the
appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of the
cover page as are needed, one reporting person per
page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule
13D, 13G or TO) by appropriate cross references to an item
or items on the cover page(s). This approach
may only be used where the cover page item or items provide
all the disclosure required by the schedule
item. Moreover, such a use of a cover page item will
result in the item becoming a part of the schedule and
accordingly being considered as ?filed? for purposes of
section 18 of the Securities Exchange Act or
otherwise subject to the liabilities of that section of
the Act.
Reporting persons may comply with their cover page
filing requirements by filing either completed copies
of the blank forms available from the Commission,
printed or typed facsimiles, or computer printed
facsimiles, provided the documents filed have identical
formats to the forms prescribed in the
Commission's regulations and meet existing Securities
Exchange Act rules as to such matters as clarity and
size (Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities
Exchange Act of 1934 and the rules and regulations
thereunder, the Commission is authorized to solicit
the information required to be supplied by this
schedule by certain security holders of certain
issuers.
Disclosure of the information specified in this
schedule is mandatory. The information will be used for the
primary purpose of determining and disclosing the holdings
of certain beneficial owners of certain equity
securities. This statement will be made a matter of public
 record. Therefore, any information given will be
available for inspection by any member of the public.
Because of the public nature of the information, the
Commission can use it for a variety of purposes,
including referral to other governmental authorities
or securities self-regulatory organizations for
investigatory purposes or in connection with litigation
involving the Federal securities laws or other civil,
criminal or regulatory statutes or provisions.
Failure to disclose the information requested by this
schedule may result in civil or criminal action against
the persons involved for violation of the Federal
securities laws and rules promulgated thereunder.
Instructions. A. Statements filed pursuant to Rule
13d-1(b) containing the information required by this
schedule shall be filed not later than February 14
following the calendar year covered by the statement or
within the time specified in Rules 13d-1(b)(2) and
13d-2(c). Statements filed pursuant to Rule 13d-1(d) shall
be filed within the time specified in Rules 13d-1(c),
13d-2(b) and 13d-2(d). Statements filed pursuant to Rule
13d-1(c) shall be filed not later than February 14
following the calendar year covered by the statement
pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to
be filed by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that covered by a
statement on this schedule may be incorporated by
reference in response to any of the items of this schedule.
If such information is incorporated by reference
in this schedule, copies of the relevant pages of such
form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be
included but the text of the items is to be omitted.
The answers to the items shall be so prepared as to
 indicate clearly the coverage of the items without
referring to the text of the items. Answer every item.
 If an item is inapplicable or the answer is in the
negative, so state.
Item 1(a) Name of issuer:___
OMNI PARTNERS LLP
Item 1(b) Address of issuer's principal executive offices:____
7 AIR STREET, LONDON W1B 5AD, UK
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none,
residence:
 7 AIR STREET, LONDON W1B 5AD, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
 COMMON STOCK
2(e) CUSIP No.:
384278206
Item 3. If this statement is filed pursuant to ??240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person
filing is a:
     (a) [  ] Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o);
     (b) [  ] Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
     (c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under section
8 of the Investment Company Act of 1940 (15
U.S.C 80a-8);
     (e) [  ] An investment adviser in accordance with
?240.13d-1(b)(1)(ii)(E);
     (f) [  ] An employee benefit plan or endowment fund
 in accordance with ?240.13d-1(b)(1)(ii)(F);
     (g) [  ] A parent holding company or control person
in accordance with ?240.13d-1(b)(1)(ii)(G);
     (h) [  ] A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);
     (i) [  ] A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15
 U.S.C. 80a-3);
     (j) [  ] A non-U.S. institution in accordance with
 ?240.13d-1(b)(1)(ii)(J);
     (k) [  ] Group, in accordance with ?240.13d-1(b)(1)
(ii)(K). If filing as a non-U.S. institution in accordance
with ?240.13d-1(b)(1)(ii)(J), please specify the type of
 institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate
number and percentage of the class of securities
of the issuer identified in Item 1.
(a) Amount beneficially owned: _____2,173,136.
(b) Percent of class: _____8.91%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____2,173,136.
(iii) Sole power to dispose or to direct the disposition
of _____.
(iv) Shared power to dispose or to direct the disposition
of _____.
Instruction. For computations regarding securities which
represent a right to acquire an underlying security
see ?240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If this
statement is being filed to report the fact that as of
the date hereof the reporting person has ceased to be the
 beneficial owner of more than 5 percent of the
class of securities, check the following [   ].
Instruction. Dissolution of a group requires a response to
this item.
Item 6. Ownership of More than 5 Percent on Behalf of
Another Person. If any other person is known to
have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale
of, such securities, a statement to that effect should be
included in response to this item and, if such
interest relates to more than 5 percent of the class,
such person should be identified. A listing of the
shareholders of an investment company registered under
the Investment Company Act of 1940 or the
beneficiaries of employee benefit plan, pension fund or
endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by
the Parent Holding Company or Control Person. If a parent
holding company or control person has filed
this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so
indicate under Item 3(g) and attach an exhibit stating the
identity and the Item 3 classification of the relevant
subsidiary. If a parent holding company or control
person has filed this schedule pursuant to Rule 13d-1(c)
or Rule 13d-1(d), attach an exhibit stating the
identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of
the Group
Not applicable
If a group has filed this schedule pursuant to ?240.13d-1
(b)(1)(ii)(J), so indicate under Item 3(j) and attach an
exhibit stating the identity and Item 3 classification
of each member of the group. If a group has filed this
schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identity of each member
of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit
stating the date of the dissolution and that all further
filings with respect to transactions in the security
reported on will be filed, if required, by members of the
 group, in their individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were
acquired and are held in the ordinary course of business and were not acquired and are not held for the
purpose of or with the effect of changing or influencing the control of the issuer of the securities and were
not acquired and are not held in connection with or as a
participant in any transaction having that purpose
or effect, other than activities solely in connection with a nomination under ?240.14a-11.
(b) The following certification shall be included if the
 statement is filed pursuant to ?240.13d-1(b)(1)(ii)(J), or
if the statement is filed pursuant to ?240.13d-1(b)(1)(ii)(K)
and a member of the group is a non-U.S.
institution eligible to file pursuant to ?240.13d-1(b)(1)
(ii)(J):
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme
applicable to [insert particular category of institutional
 investor] is substantially comparable to the
regulatory scheme applicable to the functionally equivalent
U.S. institution(s). I also undertake to furnish to
the Commission staff, upon request, information that would
otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the
 statement is filed pursuant to ?240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were
not acquired and are not held for the purpose of or with the effect of changing or influencing the control of
the issuer of the securities and were not acquired and are
 not held in connection with or as a participant in
any transaction having that purpose or effect, other than
activities solely in connection with a nomination
under ?240.14a-11.
Signature. After reasonable inquiry and to the best of my
knowledge and belief, I certify that the
information set forth in this statement is true, complete
and correct.
Dated:__ FEBRUARY 12, 2019
_____.
Signature.
BEN SHANSON, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.